UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 30, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the first quarter

2025 financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

April 30,

2025

UBS

First quarter 2025

Financial results

30 April 2025

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the first quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB), unless otherwise stated. 1Q25 information includes the final Basel III standards effective in Switzerland from 1 January 2025. Refer to the "Capital management" section in UBS's Quarterly Report for the first quarter of 2025 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong 1Q25 financial performance demonstrates the power of our global, diversified model in a complex environment; net profit 1.7bn, underlying profit before tax 2.6bn, underlying RoCET1 11.3%

Franchise strength demonstrated by robust client momentum; 6.2trn IA with GWM NNA 32bn and AM NNM 7bn, GWM underlying transaction income +15% YoY, Global Markets underlying revenues +32% YoY

Integration on track, further reducing execution risk; 8.4bn cumulative gross cost saves achieved, NCL wind-down continues at pace, first main wave of Swiss migrations on plan for 2Q25

Our balance sheet for all seasons is a key pillar of our strategy; CET1 capital ratio of 14.3%, executing on capital return plans for 2025; strong liquidity position with average LCR of 181%

We remain a source of stability for our clients and the communities we serve, while continuing to invest in technology, products and services and our global, diversified model to capture long-term growth

Financial performance

Todd Tuckner, Group CFO

UBS

1Q25 profitability driven by positive operating leverage in core business divisions

Underlying, bn



Revenues
0%
12.0
11.9
Core: +6%
11.0
11.6
1Q24
1Q25
Operating expenses
0%
9.2
9.2
Core: +3%
8.5
8.7
1Q24
1Q25
Profit before tax
(1%)
2.6
2.6
Core: +15%
2.4
2.8
1Q24
1Q25
Core
NCL

Underlying	1Q25
PBT	2.6bn
RoCET1	11.3%
Cost / income	77.4%
Reported	
Net profit	1.7bn
EPS	0.51

UBS Refer to slide 19 for details on underlying results and reconciliation to reported results

1Q25 demonstrates the strength of our global diversified business model

Profits

m



Underlying
(1%)
2,617
273
(215)
26
292
(397)
(10)
2,586
~0.6bn expected in 2Q25[1]
652
(1,106)
~1.1bn expected in 2Q25
2,132
o/w tax: (430m)
(441)
1,692
1Q24 PBT
GWM
P&C
AM
IB
NCL
Group Items
1Q25 PBT
Non-underlying revenues[2]
Non-underlying expenses[2]
1Q25 reported PBT
Tax expense and NCI
1Q25 net profit

1 Includes modeled accelerated accretion of PPA adjustments from early unwinds; 2 Refer to slide 19 for details on underlying results and reconciliation to reported results

Achieved 65% of gross cost save ambition, on track to ~13bn by year-end 2026

Cumulative annualized exit rate gross cost reductions

USD bn/ % of expected cumulative total


o/w: +0.9bn in 1Q25
8.4
~65%
~10
~77%
~13
100%
1Q25
YE25e
YE26e

Underlying operating expenses

USD bn


(~10%) / (~4bn)
excl. FX (~12%) / (~5bn)
~40.6
~32.2
36.4
26.6
36.4
26.1
(~19%)
(~6bn)
further excl. FX (~21%) (~7bn)
FY22 combined cost baseline[1]
FY24
1Q25 LTM

Cumulative integration-related expenses[2]

USD bn/ % of expected cumulative total


10.0
~72%
~12.5
~89%
~14
100%
1Q25
YE25e
YE26e

Excl. litigation, variable and FA compensation

UBS

Gross cost saves and forward-looking figures based on constant FX rates; **1** Refer to slide 24 for reconciliation of the FY22 combined baseline; **2** Does not include integration-related expenses booked in revenues, which were 98m cumulative through 1Q25

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**1Q25**	4Q24	1Q24	**QoQ**	YoY
Total assets	**1,543**	1,565	1,607	(1%)	(4%)
o/w: Cash and balances at central banks	231	223	271	+4%	(15%)
o/w: Lending assets[1]	615	599	627	+3%	(2%)
o/w: Fair value assets[2]	445	476	450	(6%)	(1%)
Total liabilities	**1,456**	1,479	1,522	(2%)	(4%)
o/w: Fair value and long-term debt	295	292	311	+1%	(5%)
o/w: Short-term borrowings	58	54	80	+8%	(27%)
o/w: Customer deposits	745	746	764	0%	(2%)
Total equity	**88**	86	85	+2%	+3%
Tangible equity	80	78	77	+3%	+4%
Tangible book value per share (USD)	25.18	24.63	24.14	+2%	+4%
Credit risk					
Cost of credit risk	7bps	15bps	7bps	(8bps)	0bps
Credit-impaired lending assets as a % of total	1.0%	1.0%	1.0%	0.0pp	0.0pp

USD bn, except where indicated	**1Q25**	4Q24	1Q24	**QoQ**	YoY
Regulatory capital					
CET1 capital	69.2	71.4	77.7	(3%)	(11%)
AT1 capital	18.7	16.4	15.3	+14%	+22%
TLAC	187.2	185.4	197.0	+1%	(5%)
RWA	483	499	526	(3%)	(8%)
LRD	1,562	1,519	1,600	+3%	(2%)
CET1 capital ratio (%)	14.3%	14.3%	14.8%	(1bps)	(44bps)
CET1 leverage ratio (%)	4.4%	4.7%	4.9%	(27bps)	(43bps)
Liquidity and funding					
Liquidity coverage ratio (%, average)	181%	188%	220%	(7pp)	(39pp)
Net stable funding ratio (%)	124%	126%	126%	(1pp)	(2pp)

1Q25

- Lending assets 615bn, +16bn QoQ, primarily reflecting currency effects
- Deposits 745bn, (1bn) QoQ as net new deposit outflows were largely offset by currency effects

1Q25

- Strong liquidity position with average LCR of 181%, 319bn of high-quality liquid assets
- Issued 3bn of AT1 and 3bn of HoldCo during 1Q25

UBS

1 Consists of Loans and advances to customers and Amounts due from banks which were 594bn and 21bn, respectively as of 1Q25; 2 Level 3 assets account for ~1% of our total balance sheet

Maintaining a strong capital position with CET1 capital ratio at 14.3%

CET1 capital ratio

CET1 capital, bn

4Q24	Net profit[1]	Dividend accrual	1Q25 share repurchases	Capital reserve for expected future share repurchases	Currency effects	RWA excl. currency effects	Other[2]	1Q25
71.4	1.7	(0.8)	(0.5)	(2.5)	0.8	n/a	(0.9)	**69.2**



14.3%
0.3%
(0.2%)
(0.1%)
(0.5%)
(0.0%)
0.6%
(0.2%)
14.3%
+0.8bn impact on CET1 and +5.9bn impact on RWA
4Q24
Net profit1
Dividend accrual
1Q25 share repurchases
Capital reserve for expected future share repurchases
Currency effects
RWA excl. currency effects
Other2
1Q25

- RWA 483.3bn, (15.3bn) QoQ
- Implementation of final Basel III standards resulted in (8.6bn) impact on RWA and +28.8bn impact on LRD
- CET1 leverage ratio 4.4%, (0.3ppts) QoQ, with LRD 1,562bn, +42bn QoQ
- Refer to slide 21 for full QoQ RWA and LRD walk
- Parent bank CET1 capital ratio 12.9%[3]

UBS

1 Profit before tax less current tax expense; 2 Includes (0.5bn) compensation and own-share related capital components, (0.2bn) from eligible deferred tax assets on temporary differences, and movements related to other items; 3 Estimate for 1Q25, fully applied UBS AG standalone CET1 capital ratio; final figures to be published with Pillar 3 report, available on 8 May 2025

Global Wealth Management

Underlying

USD m, except where indicated	1Q25	4Q24	1Q24	QoQ	YoY
Total revenues	**6,253**	5,942	5,909	+5%	**+6%**
Net interest income	1,549	1,657	1,615	(7%)	(4%)
Recurring net fee income	3,279	3,262	3,024	+1%	+8%
Transaction-based income	1,421	1,034	1,236	+37%	+15%
Other income	4	(11)	33		
Credit loss expense / (release)	6	(14)	(3)		
Operating expenses	**4,702**	4,808	4,640	(2%)	**+1%**
Profit before tax	**1,545**	1,147	1,272	+35%	**+21%**
Profit before tax (reported)	**1,359**	867	1,102	+57%	**+23%**
Cost / income ratio	**75%**	81%	79%	(6pp)	**(3pp)**
Invested assets, bn	**4,218**	4,182	4,023	+1%	**+5%**
Deposits, bn	**464**	470	482	(1%)	**(4%)**
Loans, bn	**300**	300	306	0%	**(2%)**
RWA, bn	**164**	166	167	(1%)	**(2%)**

Underlying 1Q25 vs. 1Q24

PBT 1,545m, +21%

Total revenues 6,253m, +6% driven by higher recurring and transaction-based income, partly offset by lower NII; Revenues / RWA 24%[1], +2pp YoY

Credit loss expense 6m

Operating expenses 4,702m, +1%

Net new assets +32bn and NNFGA +27bn, with net inflows in all regions

Invested assets 4,218bn, +1% QoQ driven by positive currency effects and NNA, partly offset by negative market performance

Net new deposits (9.3bn) mainly driven by the roll-off of preferential fixed term deposits, of which ~85% were retained on the UBS platform

Net new loans +2.2bn driven by lombard lending in APAC

1 Annualized underlying revenues divided by average market, credit, counterparty and non-counterparty risk RWA

Personal & Corporate Banking (CHF)

Underlying

CHF m, except where indicated	**1Q25**	4Q24	1Q24	QoQ	**YoY**
Total revenues	**1,705**	1,810	1,913	(6%)	**(11%)**
Net interest income	923	994	1,119	(7%)	(18%)
Recurring net fee income	357	357	348	0%	+3%
Transaction-based income	427	453	435	(6%)	(2%)
Other income	(2)	5	11		
Credit loss expense / (release)	48	155	39		
Operating expenses	**1,060**	1,083	1,100	(2%)	**(4%)**
Profit before tax	**597**	572	774	+4%	**(23%)**
Profit before tax (reported)	**545**	524	859	+4%	**(37%)**
Cost / income ratio	**62%**	60%	57%	+2pp	**+5pp**
Deposits, bn	**251**	254	256	(1%)	**(2%)**
Loans, bn	**249**	242	253	+3%	**(2%)**
RWA, bn	**121**	130	136	(7%)	**(11%)**

Underlying 1Q25 vs. 1Q24

PBT 597m, (23%)

Total revenues 1,705m, (11%) on lower NII; NII (7%) QoQ largely reflecting 50bps CHF rate cut announced in December and lower day count

Credit loss expense 48m, reflecting net expenses on Stage 3 positions in Credit Suisse legacy loan book

Operating expenses 1,060m, (4%) mainly driven by lower personnel expenses

Net new deposits (2.9bn) with inflows in Personal Banking more than offset by outflows in Corporate and Institutional Clients

Net new loans (0.3bn) as positive net new loans in Personal Banking were offset by net repayments in Corporate and Institutional Clients

Asset Management

Underlying

USD m, except where indicated	1Q25	4Q24	1Q24	QoQ	YoY
Total revenues	**741**	766	776	(3%)	**(4%)**
Net management fees	713	709	745	+1%	(4%)
Performance fees	30	44	30	(32%)	0%
Net gain from disposals	(2)	13			
Credit loss expense / (release)	0	0	0		
Operating expenses	**533**	543	594	(2%)	**(10%)**
Profit before tax	**208**	224	182	(7%)	**+15%**
Profit before tax (reported)	**135**	128	111	+6%	**+22%**
Cost / income ratio	**72%**	71%	77%	+1pp	**(5pp)**
Invested assets, bn	**1,796**	1,773	1,691	+1%	**+6%**
Net new money, bn	**7**	33	21		

Underlying 1Q25 vs. 1Q24

PBT 208m, +15%

Total revenues 741m, (4%) on lower net management fees

Operating expenses 533m, (10%) mainly due to decreases in non-personnel and personnel expenses

Invested assets 1,796bn, +1% QoQ reflecting positive currency effects and net new money inflows, partly offset by negative market performance

Net new money 7bn, driven mainly by Fixed Income and continued demand for SMA solutions

Investment Bank

Underlying

USD m, except where indicated	1Q25	4Q24	1Q24	QoQ	YoY
Total revenues	**3,045**	2,547	2,458	+20%	**+24%**
Global Banking	564	675	584	(16%)	(4%)
Advisory	221	260	189	(15%)	+17%
Capital Markets	342	415	395	(18%)	(13%)
Global Markets	2,481	1,872	1,874	+33%	+32%
Execution Services	517	471	402	+10%	+29%
Derivatives & Solutions	1,300	679	931	+91%	+40%
Financing	665	722	541	(8%)	+23%
Credit loss expense / (release)	35	63	32		
Operating expenses	**2,314**	2,032	2,022	+14%	**+14%**
Profit before tax	**696**	452	404	+54%	**+72%**
Profit before tax (reported)	**722**	479	555	+51%	**+30%**
Cost / income ratio	**76%**	80%	82%	(4pp)	**(6pp)**
RWA, bn	**109**	106	110	2%	**(1%)**
Return on attributed equity	**15.8%**	10.5%	9.5%	+5.3pp	**+6.2pp**

UBS

Underlying 1Q25 vs. 1Q24

PBT 696m with revenues +24%

Global Banking revenues (4%)

- Advisory +17%, driven by APAC
- Capital Markets (13%), on lower LCM revenues

Global Markets revenues +32%

- Execution Services +29%, driven by Cash Equities on higher volumes
- Derivatives & Solutions +40%, driven by Equity Derivatives and FX on higher volatility and client activity
- Financing +23%, driven by Prime Brokerage, supported by higher client balances

Of which:

- Equities 1,815m, +34%
- FRC 667m, +27%

Operating expenses +14% on higher personnel expenses

Non-core and Legacy

Underlying *USD m, except where indicated*	**1Q25**	4Q24	1Q24	QoQ	**YoY**
Total revenues	**284**	(58)	1,001		**(72%)**
Credit loss expense / (release)	7	6	36		
Operating expenses	**477**	541	769	(12%)	**(38%)**
Profit before tax	**(200)**	(606)	197		
Profit before tax (reported)	**(391)**	(923)	(46)		
RWA, bn	**34**	41	58	(18%)	**(41%)**
LRD, bn	**35**	54	120	(35%)	**(71%)**

Underlying 1Q25 vs. 1Q24

PBT (200m)

Total revenues 284m driven by gains on position exits, partially offset by funding costs

Credit loss expense 7m

Operating expenses 477m, (38%); (16%) QoQ excluding litigation

RWA 34bn, (7bn) QoQ mostly related to securitized products and loan portfolios, and operational risk

LRD 35bn, (19bn) QoQ driven by macro, securitized products, HQLA and loan portfolios

UBS

NCL run-down continuing at pace

Reducing complexity

74%
books closed
since June 2023
Target: >95% by YE26

48%
IT apps decommissioned
since June 2023
Target: 100% by YE26

Underlying operating expenses excl. litigation

bn



~6.1
2.3
1Q25
annualized:
1.9bn
~1.8
~0.8
FY22
combined
baseline[1]
1Q25
LTM[2]
FY25
ambition
2026
exit-rate
ambition

Risk-weighted assets

bn



(60%)
86
Operational
Risk
30
Credit and
market risk[3]
56
34
24
10
<28
~20
<8
~22
~18
~4
2Q23
1Q25
YE25
updated
ambition
YE26
updated
ambition

Forward-looking figures based on constant FX rates; 1 Refer to slide 24 for reconciliation of FY22 baseline; 2 Last twelve months; 3 Also including non-counterparty-related risk RWA

Appendix

Reiterating our financial targets and long-term ambitions

Financial targets	Capital guidance	Long-term ambitions
~15% Underlying RoCET1 2026 exit rate	~14% CET1 capital ratio	~18% RoCET1, reported by 2028
<70% Underlying cost/ income ratio 2026 exit rate	>4.0% CET1 leverage ratio	>5trn GWM invested assets by 2028

UBS

UBS Group results

USD m, except where indicated	1Q25	4Q24	3Q24	2Q24	1Q24
Total revenues	**12,557**	11,635	12,334	11,904	12,739
Credit loss expense / (release)	100	229	121	95	106
Operating expenses	10,324	10,359	10,283	10,340	10,257
Operating profit / (loss) before tax	**2,132**	1,047	1,929	1,469	2,376
Tax expense / (benefit)	430	268	502	293	612
of which: current tax expense	460	1,015	378	310	468
Net profit / (loss) attributable to shareholders	**1,692**	770	1,425	1,136	1,755
Diluted EPS (USD)	0.51	0.23	0.43	0.34	0.52
Effective tax rate	20%	26%	26%	20%	26%
Return on CET1 capital	9.6%	4.2%	7.6%	5.9%	9.0%
Return on tangible equity	8.5%	3.9%	7.3%	5.9%	9.0%
Cost / income ratio	82.2%	89.0%	83.4%	86.9%	80.5%
Total book value per share (USD)[1]	27.35	26.80	27.32	26.13	26.44
Tangible book value per share (USD)[1]	25.18	24.63	25.10	23.85	24.14
Tangible book value per share (CHF)[1]	22.27	22.37	21.26	21.43	21.78

UBS

1 The payment of the 2024 dividend of USD 0.90 per share, approved by shareholders at the 2025 Annual General Meeting, will reduce book value and tangible book value by USD 2.9bn in 2Q25

1Q25 overview of financial performance by business division

USD m, except where indicated	UBS Group	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**12,557**	**6,422**	**2,211**	**741**	**3,183**	**284**	**(284)**
of which: PPA effects and other integration items[1]	*574*	*165*	*241*		*138*		*30*
of which: gain related to an investment in an associate	*14*	*4*	*11*				
of which: items related to the Swisscard transactions[2]	*64*		*64*				
Total revenues (underlying)	11,904	6,253	1,895	741	3,045	284	(314)
Credit loss expense / (release)	100	6	53	0	35	7	(1)
Operating expenses as reported	**10,324**	**5,057**	**1,551**	**606**	**2,427**	**669**	**15**
of which: integration-related expenses and PPA effects[3]	*927*	*355*	*192*	*73*	*112*	*191*	*3*
of which: items related to the Swisscard transactions[4]	*180*		*180*				
Operating expenses (underlying)	9,218	4,702	1,179	533	2,314	477	12
Operating profit / (loss) before tax as reported	**2,132**	**1,359**	**607**	**135**	**722**	**(391)**	**(299)**
Operating profit / (loss) before tax (underlying)	2,586	1,545	663	208	696	(200)	(326)
Operating profit / (loss) before tax (underlying excl. litigation)	2,700	1,559	663	208	716	(193)	(254)
Underlying cost / income ratio	**77.4%**	**75.2%**	**62.2%**	**71.9%**	**76.0%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**11.3%**						
Underlying return on tangible equity	**10.0%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Represents the gain related to UBS's share of income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS; 3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group; 4 Represents the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS

Maintaining a strong capital position



187.2bn
Gone concern: 99.3bn
Going concern: 87.8bn
o/w CET1
69.2bn
1Q25



38.7%
Gone concern: 20.6%
Going concern: 18.2%
o/w CET1
14.3%
vs. guidance:
~14%
CET1: 10.6%
Going concern: 14.9%
Total loss-absorbing capacity: 25.6%
1Q25
Requirements
RWA
483bn



12.0%
Gone concern: 6.4%
Going concern: 5.6%
o/w CET1
4.4%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity: 8.75%
1Q25
Requirements
LRD
1,562bn

Refer to the "Capital Management" section of the 1Q25 report for more information

RWA and LRD QoQ walk

Risk weighted assets

bn


(3%)
498.5
(9.3)
(0.8)
(2.3)
0.0
(8.6)
5.9
483.3
• o/w: market risk +6.5bn; credit and counterparty credit risk (6.1bn); operational risk (9.0bn)
4Q24
Credit and counterparty credit risk[1]
Non-counterparty-related risk[1]
Market risk[1]
Operational risk[1]
Final Basel III implementation
Currency effects
1Q25

Leverage ratio denominator

bn


+3%
1,519.5
23.0
(21.2)
(14.7)
(0.2)
28.8
26.5
1,561.6
4Q24
On-balance sheet exposures[1]
Derivatives[1]
Securities financing transactions[1]
Off-balance sheet items[1]
Final Basel III implementation
Currency effects
1Q25

UBS

1 Excluding currency effects and impact from implementation of the final Basel III standards

1Q25 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	1Q25	1Q24	YoY	1Q25	1Q24	YoY	1Q25	1Q24	YoY	1Q25	1Q24	YoY
Underlying revenues, m	3,003	2,727	10%	1,034	948	9%	1,177	1,198	(2%)	1,031	1,033	0%
Net interest income, m	513	488	5%	311	325	(4%)	372	421	(12%)	345	391	(12%)
Recurring net fee income, m	2,022	1,827	11%	276	252	10%	535	513	4%	432	419	3%
Transaction-based income, m	460	397	16%	455	356	28%	272	265	3%	255	225	13%
Other income, m	8	15		(7)	15		(2)	(1)		(1)	(2)	
Credit loss expense, m	16	8		3	(3)		0	(5)		(14)	(2)	
Underlying operating expenses, m	2,630	2,467	7%	604	636	(5%)	824	872	(6%)	641	659	(3%)
Underlying PBT, m	357	252	41%	428	315	36%	354	331	7%	403	377	7%
Underlying cost / income ratio	88%	90%	(3pp)	58%	67%	(9pp)	70%	73%	(3pp)	62%	64%	(2pp)
Net new fee-generating assets, bn	10.2	12.9		4.4	2.3		8.7	2.0		4.1	0.5	
Fee-generating assets, bn	1,058	990	7%	178	155	15%	382	371	3%	228	213	7%
Net new assets, bn	20.2	13.7		7.5	6.4		1.4	(0.2)		3.6	7.7	
Invested assets, bn	2,082	1,979	5%	689	641	7%	670	662	1%	773	736	5%
Net new loans, bn	0.9	(1.8)		1.3	(1.4)		0.3	(2.2)		(0.2)	(1.1)	
Loans, bn	99	96	3%	43	43	0%	60	59	2%	97	107	(10%)
Net new deposits, bn	(2.7)	(1.4)		(7.0)	3.0		(1.6)	2.5		1.9	4.0	
Deposits, bn	114	109	4%	119	128	(7%)	112	120	(7%)	118	123	(4%)
Advisors (full-time equivalents)	5,884	6,079	(3%)	922	1,064	(13%)	1,530	1,704	(10%)	1,277	1,402	(9%)

UBS Table excludes Divisional items. Refer to the 'Global Wealth Management' section of the 1Q25 report for more information

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

		Recognized			Estimated amortization profile[4]		
USD bn	Opening balance as of 12.6.23 (close)	2023–1Q25	Remaining balance to be recognized[2]	Expected future P&L releases at 31.03.25 FX rates[3]	2Q-4Q25	2026	2027+
GWM	~3.0	(1.5)	~1.5	~1.6	(~0.3)	(~0.3)	(~1.0)
P&C	~4.3	(1.8)	~2.5	~2.4	(~0.5)	(~0.6)	(~1.3)
IB	~2.3	(1.7)	~0.6	~0.5	(~0.2)	(~0.2)	(~0.1)
Total[1]	~9.6	(5.0)	~4.6	~4.5	(~1.0)	(~1.1)	(~2.4)

(3.7bn) from standard accretion and (1.3bn) from early unwinds

Additional PPA related benefits

		Recognized			Estimated amortization profile[4]		
USD bn	NII expected to be recognized as of 12.6.23 (close)	2023–1Q25	Remaining NII expected to be recognized	Expected future P&L releases at 31.12.24 FX rates[3]	2Q-4Q25	2026	2027+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(0.9)	~0.3	~0.3	(~0.2)	(~0.1)	(~0.0)

Split approximately 50/50 between GWM and P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Represented at current FX rates and treasury allocations; 4 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

UBS

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Revenue and expense currency mix


Total revenues[1]
%
9
10
2
9
70
2
95
3
6
6
6
40
43
15
12
5
5
64
11
8
2
26
53
GWM
P&C
AM
IB
Group


Operating expenses[1]
%
13
3
4
29
51
4
2
88
5
12
5
14
33
35
23
3
22
11
41
15
3
12
1
69
13
3
8
30
46
GWM
P&C
AM
IB
NCL
Group
USD
CHF
GBP
EUR
Other

1 Based on estimated currency splits used for planning purposes

Cautionary statement regarding Forward looking statements

Cautionary Statement Regarding Forward looking Statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and ongoing conflicts in the Middle East, as well as the continuing Russia–Ukraine war. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if proposed and adopted, may significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS